February 5, 2025

Michael Kidd
Chief Financial Officer
C21 Investments Inc.
885 West Georgia Street, 19th Floor
Vancouver, British Columbia V6E 3H4
Canada

       Re: C21 Investments Inc.
           Form 20-F/A for the Transition Period from January 31, 2024 to March 31,2024
           Filed August 16, 2024
           File No. 000-55982
Dear Michael Kidd:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F/A for the transition period from January 31, 2024 to March 31,2024 Notes to the Consolidated Financial Statements
2. Basis of Presentation
d) Change in financial year, page 9

1. Please file an amended Form 20-F for the transition period from January 31, 2024 to
       March 31, 2024 that explicitly identifies columnar headings and footnote disclosures applicable to the transition period as representing the Two Months Ended March 31,
       2024. In addition, explain why your Form 6-K furnished on November 14,
2024
       included interim financial statements for the three and six months ended October 31,
       2023 rather than the three and six months ended September 30, 2023.
4. Discontinued Operations, page 14

2. Please explain your consideration of guidance under ASC 205-20-45-3 in excluding the gain of $505,544 on termination of sales-type lease and disposal of licenses from
 February 5, 2025
Page 2

       your reporting of discontinued operations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at
202-551-3486
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences